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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. __)(1)

                              CHESTER BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    164903106
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                                 (CUSIP Number)

                                  -------------

---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                               Page 2 of 5 Pages
                                  SCHEDULE 13G
CUSIP No. 164903106

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chester National Bank Employee Stock Ownership Plan & Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware corporation's stock ownership plan.
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                  5    SOLE VOTING POWER                                 171,660
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      6    SHARED VOTING POWER                                 2,910
OWNED BY EACH     --------------------------------------------------------------
REPORTING         7    SOLE DISPOSITIVE POWER                            174,570
PERSON WITH       --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER                                0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     174,570
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8%
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12   TYPE OF REPORTING PERSON*

     EP
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 5 Pages
CUSIP No. 164903106

Item 1(a). Name of Issuer:

           Chester Bancorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           1112 State Street
           Chester, Illinois  62233

Item 2(a). Name of Person Filing:

           Chester National Bank Employee Stock Ownership Plan & Trust

Item 2(b). Address of Principal Business Office or, if None, Residence:

           1112 State Street
           Chester, Illinois  62233

Item 2(c). Citizenship:

           A Delaware corporation's stock ownership plan.

Item 2(d). Title of Class of Securities:

           This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Chester Bancorp, Inc., a Delaware corporation (the "Company").

Item 2(e). CUSIP Number:

           164903106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under Section 15 of the Act,

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

           (f) |X| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
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                                                               Page 4 of 5 Pages
CUSIP No. 164903106

           (g) [ ] Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G); see Item 7,

           (h) [ ] Group, in accordance with  Rule 13d-1(b)(1)(ii)(H).

Item 4.    Ownership.

           (a) Amount beneficially owned:

               174,570

           (b) Percent of class:

               8%

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 171,660,

               (ii)  Shared power to vote or to direct the vote: 2,910

               (iii) Sole power to dispose or to direct the disposition of:
                     174,570,

               (iv)  Shared power to dispose or to direct the disposition of: 0,

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.
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                                                               Page 5 of 5 Pages
CUSIP No. 164903106

Item 9.    Notice of Dissolution of Group.

           None.

Item 10.   Certification.

           "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       1/28/97
                                        ----------------------------------------
                                                        (Date)

                                                /s/ Michael W. Welge
                                        ----------------------------------------
                                                      (Signature)

                                                        Trustee
                                        ----------------------------------------
                                                     (Name/Title)